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SEC Mail Processing
Section

MAR 0 2 2009

Washington, DC
111

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washington, D.C.

09059183

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SEC FILE NUMBER
8- 12823

AB
3/10

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2008 (MM/DD/YY) AND ENDING Dec 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLINGER & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6505 CLAWSON STREET
(No. and Street)

HOUSTON, TX 77055-7103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN E. CLINGER 713-682-6785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADAMSON, HOOD & COMPANY, PC
(Name – *if individual, state last, first, middle name*)

10500 NORTHWEST FREEWAY, SUITE 224
HOUSTON, TX 77092
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AY
3/23/09

OATH OR AFFIRMATION

I, NORMAN CLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLINGER & CO., INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMANDA BENTLEY
Notary Public, State of Texas
My Commission Expires 01-29-2011

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLINGER & CO., INC.

(A Texas Corporation)

Financial Statements

For the year ended December 31, 2008 and 2007
and
Independent Auditor's Report

CONTENTS

Adamson, Hood & Company, PC
Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

We have audited the accompanying balance sheets of Clinger & Co., Inc. (a Texas corporation) as of December 31, 2008 and 2007 and the related statements of income, changes in partners' equity and cash flow for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinger & Co., Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Adamson, Hood & Company PC

Houston, Texas
February 25, 2009

CLINGER & CO., INC.
BALANCE SHEETS
December 31, 2008 and 2007
(Note 1)

ASSETS

		2008		2007
CURRENT ASSETS				
Cash and cash equivalents	$	17,975	$	39,647
Accounts receivable from brokers and dealers		1,672		222
Total Current Assets		19,647		39,869
OTHER ASSETS (Note 2)		18,455		17,530
TOTAL ASSETS	$	38,102	$	57,399

LIABILITIES & STOCKHOLDER'S EQUITY

		2008		2007
CURRENT LIABILITIES				
Accounts payable	$	3,126	$	199
Payroll taxes payable		21		44
Federal income tax (Note 3)		-		13,771
Total current liabilities		3,147		14,014
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, 50,000 shares authorized 1,000 issued and outstanding		1,000		1,000
Additional paid-in capital		28,916		28,916
Retained earnings		9,135		18,490
Net unrealized loss on investments (Note 2)		(4,096)		(5,021)
Total Stockholder's Equity		34,955		43,385
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,102	$	57,399

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF INCOME
December 31, 2008 and 2007
(Note 1)

	2008	2007
REVENUE		
Commissions	$ 82,028	$ 151,360
EXPENSES		
Salaries-officers	1,034	3,173
Salaries-employees	1,616	2,127
Commissions (Note 6)	10,351	24,088
Other operating expenses	78,383	89,128
Total Expenses	91,384	118,516
Net income before taxes	(9,355)	32,845
Provision for income taxes	-	13,886
Net income	$ (9,355)	$ 18,959

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2008 and 2007
(Note 1)

	Common Stock	Additional Paid-In Capital	Unrealized (Loss) on Investments	Retained Earnings (Deficit)	Total
Balance - December 31, 2006	$ 1,000	$ 28,916	$ (10,050)	$ (469)	$ 19,397
Net income (Loss) - 2007				18,959	18,959
Change in market value of investments 2007			5,029		5,029
Balance - December 31, 2007	1,000	28,916	(5,021)	18,490	43,385
Net income (Loss) - 2008				(9,355)	(9,355)
Change in market value of investments 2008			925		925
Balance - December 31, 2008	$ 1,000	$ 28,916	$ (4,096)	$ 9,135	$ 34,955

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.
STATEMENTS OF CASH FLOW
December 31, 2008 and 2007
(Note 1)

	2008	2007
Cash flows from operating activities:		
Net income	$ (9,355)	$ 18,959
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in accounts receivable	(1,450)	1,816
Increase (decrease) in accounts payable	2,927	(4,191)
Increase (decrease) in other liabilities	(22)	0
Increase (decrease) in taxes payable	(13,771)	12,688
Total adjustments	(12,316)	10,313
Net cash provided by operating activities	(21,671)	29,272
Net increase in cash	(21,671)	29,272
Cash and cash equivalents, beginning of year	39,647	10,375
Cash and cash equivalents, end of year	$ 17,976	$ 39,647

The accompanying notes are an integral part of these financial statements.

CLINGER & CO., INC.

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Clinger & Co., Inc. is a Texas corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's revenues are primarily from commissions earned from various mutual funds. The Company's accounts receivable are from brokers and dealings in securities. Consequently, the Company's ability to collect the amounts is affected by economic fluctuations in the securities industry.

The following is a summary of the Company's significant accounting policies:

a) For purposes of the statement of cash flows, cash includes cash on hand, bank checking, money market mutual fund accounts, short-term debt instruments with a maturity of three months or less.

b) In the opinion of management, no material losses will be realized in the collection of receivables; therefore, no allowance for doubtful receivables has been provided.

c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

2. Investments (other assets)

Investments consist of securities and gold coins stated at fair market value. Changes in market values are reflected as unrealized gains or losses directly to stockholder's equity and accordingly, have no effect on net income. A decline in the value of an investment below carrying value that is considered to be other than temporary is recorded as a realized loss in the statement of income.

3. Income Taxes

The income tax provision attributable to income before income taxes for financial statement purposes differs from amounts computed for tax purposes as a result of the following:

	2008	2008
Tax provision at statutory rate:	$ 0	$ 11,496
Other permanent differences:	0	2,390
Tax provision per the Financial Statements:	$ 0	$ 13,886

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Temporary differences giving rise to the deferred tax liability consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes, items accrued for financial statement reporting but not deductible for taxes until a later reporting period.

There were no deferred tax assets and liabilities for the year ended November 30, 2008 and 2007.

4. Profit Sharing Plan

The Company has a profit-sharing plan that covers all full time employees. The Company made no contributions to the plan for 2008 or 2007.

5. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2008 and 2008 the Company had net capital of $34,955 and $43,385, respectively which exceeded its required net capital of $5,000 by $29,954 and $38,385, respectively. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. There were no material differences between net capital as reflected in the Company's FOCUS Report for the quarter ended December 31, 2008 and 2008 and the net capital computation as shown in supplementary Schedule I – Computation of Net Capital. Additionally, there were no liabilities subordinated to the claims of general creditors during 2008 or 2007.

6. Related Party Transactions

The Company leases office space from a trust which is controlled for the sole shareholder and his spouse. The lease is dated January 1, 2004, and has a five year term with a renewal option for five additional terms of two years. No rent was paid during 2008 or 2007. Commission expenses as shown on the accompanying statements of Income were paid to the Company's shareholder.

SUPPLEMENTAL SCHEDULES

Schedule I

CLINGER & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Net Capital:		
Total stockholder's equity	$ 34,954	$ 43,385
Less nonallowable assets:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	1,672	222
Net capital before haircuts on securities positions	33,282	43,163
Haircuts on securities - other securities	2,768	2,630
Net capital	$ 30,514	$ 40,533
Net capital requirement	$ 5,000	$ 5,000
Net capital in excess of required amount	25,514	35,533
Net capital	$ 30,514	$ 40,533
Aggregate indebtedness	3,147	14,014
Ratio of aggregate indebtedness to net capital	.10 to 1	.345 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2008 and 2007:		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 32,186	$ 54,577
Nonallowable assets erroneously reported as allowable:		
Fees receivable under Rule 12b-1 and other mutual fund concessions receivable	1,672	222
Audit adjustments - net	(3,344)	(14,266)
Net capital	$ 30,514	$ 40,533

CLINGER & CO., INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2008 and 2007

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the year ended December 31, 2008 and 2007, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k)(2)(i) or Rule 15c3-3.

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

To the Board of Directors
Clinger & Co., Inc.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Clinger & Co., Inc. (the Company) for the period ended December 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referenced to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the accounting system and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the use of Company management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 24, 2009